UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

A.C. Moore Arts & Crafts, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00086T103
(CUSIP Number)
October 20, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: Highside Capital Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		545,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		545,500

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	545,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: Highside Capital Partners II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		19,200

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,200

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,200

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: Highside Offshore Ltd.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		885,300

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		885,300

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	885,300

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: Highside Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/IA

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: Highside Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	00086T103

1	NAMES OF REPORTING PERSONS: H. Lee S. Hobson

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		1,450,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,450,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,450,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is
Item 4. Ownership
Item 5. Ownership of 5% or Less of a Class
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent holding company or control person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE
EXHIBIT INDEX
Joint Filing Agreement

Item 1.
     (a) Name of Issuer
          A.C. Moore Arts & Crafts, Inc.
     (b) Address of Issuer’s Principal Executive Offices
          130 A.C. Moore Drive, Berlin, New Jersey 08009
Item 2.
     (a) Name of Person Filing
          This statement is filed by and on behalf of: (i) Highside Capital Partners, L.P. (“HCP I”); (ii) Highside Capital Partners II, L.P. (“HCP II”); (iii) Highside Offshore Ltd. (“HO”); (v) Highside Capital Management, L.P. (“HCM”); (vi) Highside Management, LLC (“HM”); and (vii) H. Lee S. Hobson. HCP I, HCP II, and HO may be referred to herein, each, as a “Highside Fund” and, collectively, as the “Highside Funds.”
          HCM serves as an investment adviser to each Highside Fund. HCM may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares owned and/or held by or for the account or benefit of each Highside Fund.
          HM is the general partner of HCM. HM may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares owned and/or held by or for the account or benefit of each of HP and HCM.
          Mr. Hobson is the President and managing member of HM. Mr. Hobson may be deemed to have or share voting and/or investment (including dispositive) power with respect to shares owned and/or held by or for the account or benefit of HM.
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.
     (b) Address of Principal Business Office or, if none, Residence
          The address of the principal business office of each of the reporting persons is 100 Crescent Court, Suite 860, Dallas, Texas 75201.
     (c) Citizenship
          See the disclosure provided in response to Item 4 on the attached cover page(s).
     (d) Title of Class of Securities
          Common Stock, no par value per share, of A.C. Moore Arts & Crafts, Inc.
     (e) CUSIP Number
          00086T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     (a) Amount beneficially owned:
          See the disclosure provided in response to Item 9 on the attached cover page(s).
     (b) Percent of class:
          See the disclosure provided in response to Item 11 on the attached cover page(s).
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote:
               See the disclosure provided in response to Item 5 on the attached cover page(s).
        (ii)  Shared power to vote or to direct the vote:
               See the disclosure provided in response to Item 6 on the attached cover page(s).
        (iii) Sole power to dispose or to direct the disposition of:
               See the disclosure provided in response to Item 7 on the attached cover page(s).
        (iv) Shared power to dispose or to direct the disposition of:
               See the disclosure provided in response to Item 8 on the attached cover page(s).

Item 5. Ownership of 5% or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
          Each Highside Fund may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned and/or held by or for the account or benefit of such person. Each Highside Fund is identified in Item 2 of this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not Applicable
Item 8. Identification and Classification of Members of the Group
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 9. Notice of Dissolution of Group
          Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
Item 10. Certifications
     (a) Not Applicable
     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
          Each reporting person certifies that, after reasonable inquiry and to the best of such reporting person’s knowledge and belief, the information set forth in this statement is true, complete and correct.

Highside Capital Partners, L.P.

By:	Highside Capital Management, L.P., its Investment Adviser
By:	Highside Management, LLC, its General Partner

By:	/s/ H. Michael Reese

Name:	H. Michael Reese
Title:	Vice President
Date:	October 30, 2006

Highside Capital Partners II, L.P.

By:	Highside Capital Management, L.P., its Investment Adviser
By:	Highside Management, LLC, its General Partner

By:	/s/ H. Michael Reese

Name:	H. Michael Reese
Title:	Vice President
Date:	October 30, 2006

Highside Offshore Ltd.

By:	Highside Capital Management, L.P., its Investment Adviser
By:	Highside Management, LLC, its General Partner

By:	/s/ H. Michael Reese

Name:	H. Michael Reese
Title:	Vice President
Date:	October 30, 2006

Highside Capital Management, L.P.

By:	Highside Management, LLC, its General Partner

By:	/s/ H. Michael Reese

Name:	H. Michael Reese
Title:	Vice President
Date:	October 30, 2006

Highside Management, LLC

By:	/s/ H. Michael Reese

Name:	H. Michael Reese
Title:	Vice President
Date:	October 30, 2006

H. Lee S. Hobson

By:	/s/ H. Lee S. Hobson

Name:	H. Lee S. Hobson
Date:	October 30, 2006

EXHIBIT INDEX

Exhibit
No.	Description of Exhibit
99.1
Joint Filing Agreement dated October 30, 2006 among Highside Capital Partners, L.P., Highside Capital Partners II, L.P., Highside Offshore Ltd., Highside Capital Management, L.P., Highside Management, LLC, and H. Lee S. Hobson